UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Windtree Therapeutics, Inc.

File No. 0-26422 - CF#33923
_____

Windtree Therapeutics, Inc., formerly Discovery Laboratories, Inc., submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2014.

Based on representations by Windtree Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary